Exhibit 99.43

Collective Mining Drills 270 Metres at 2.11 g/t Gold Equivalent from Surface at Apollo and Makes a New Discovery to the Southwest of Apollo at Target 1; Follow Up Drilling to Commence Immediately

●	Drill hole APC-58 intersected 270 metres at 2.11 g/t gold equivalent from surface at Apollo extending the near surface mineralization to the southwest from Pad 10 in an undrilled portion of the deposit.

●	The first-ever drill hole (APC-54) to test Target 1 to the southwest of the Apollo porphyry system has clipped what is interpreted to be the edge of a new mineralized gold-silver-copper porphyry body and returned the following significant intercepts:

o	51.15 metres @ 1.79 g/t gold equivalent from 358.10 metres downhole and

o	93.20 metres @ 0.69 g/t gold equivalent from 490.05 metres downhole

●	APC-54 bottomed in mineralization as it entered a favorable breccia host unit with the final 1.85 metres grading 0.82 g/t gold equivalent.

●	As a result of this discovery and based on new surface work at Target 1, the Company will immediately mobilize a drill rig to Pad 3 and drill a fan of holes to cover the target area, which measures at least 350 metres along strike and open for expansion.

●	Drill hole APC-59 was drilled steeply from Pad 6 and cut the high-grade Contact Zone at Apollo yielding 19 metres @ 9.10 g/t gold equivalent within 163.25 metres at 2.66 g/t gold equivalent from surface.

●	Four rigs are currently operating at the Guayabales project with nine additional holes completed and awaiting assay results. All nine holes have cut significant visual mineralization including:

o	APC-60 intersected more than 550 metres of mineralization from near surface

o	APC-63 intersected more than 430 metres of mineralization

o	APC-64 intersected more than 450 metres of mineralization from near surface

o	APC-65 intersected more than 500 metres of mineralization from surface

Ari Sussman, Executive Chairman commented: “Our hardworking team continues to outline exciting new targets and concepts at the Guayabales project. As our knowledge of the project expands, so too does the scale of the system. We are exploring in a truly remarkable geologically endowed area of Colombia that has already yielded multiple discoveries and we are confident that we have only scratched the surface of potential for the project.

It is also particularly gratifying that our neighbor, Aris Mining, was recently granted the required licenses by the Colombian government to construct a large-scale gold mine immediately next door to our Guayabales project, which further validates that Colombia is open for business for mining companies that operate with transparency and high standards. I wish them success in constructing the Marmato mine and look forward to being part of the modernization of this historic mining camp.”

Toronto, Ontario, July 25, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results for five drill holes. Two reconnaissance holes tested Target 1 to the southwest of the Apollo porphyry system (“Apollo”), while the remaining three holes were drilled into Apollo, which are all part of the Guayabales project located in Caldas, Colombia. The Apollo target area already hosts a high-grade, bulk tonnage copper-silver-gold porphyry system and six newly generated targets surrounding it. The porphyry system in the Apollo target area owes its excellent metal endowment to an older copper-silver and gold porphyry system being overprinted by younger precious metal rich, carbonate base metal vein systems (intermediate sulphidation porphyry veins) within a magmatic, hydrothermal inter-mineral breccia and diorite porphyry bodies currently measuring 455 metres x 395 metres x 915 metres and open for expansion.

To watch a short video of David Reading, Special Advisor to Collective Mining, explaining the new porphyry discovery intersected in hole APC-54 at Target 1, please click here.

Details (See Table 1 and Figures 1-3)

Five diamond drill holes are reported herein. Two of the holes were designed to test the first (Target 1) of six newly generated independent targets surrounding Apollo (see press release dated April 18, 2023 for further detail) while the remaining three holes continued to explore the Apollo porphyry system by testing the hanging wall mineralization, the Contact Zone and expansion of the near surface mineralization in the southwest.

Target 1: Outlining a New Porphyry Discovery

APC-54 was the first reconnaissance hole to test Target 1 and was drilled to the southwest from Pad 9 to a downhole depth of 629.75 metres (665 metres vertical due to topography). The hole is interpreted to have cut the edge of a potential new porphyry body with two zones of mineralization intersected along the hole. The upper zone of 51.50 metres was intercepted from 358.10 metres down hole and contained mineralized quartz diorite porphyry with B and C veins of chalcopyrite, quartz and molybdenite followed by angular breccia with a sulphide matrix consisting of chalcopyrite (up to 0.7%), pyrite (up to 0.8%) and pyrrhotite (up to 0.6%) with some overprinting carbonate-base metal veins hosting sphalerite and galena. A second mineralized zone of 92.20 metres commenced at 490.05 metres downhole and was again related to porphyry mineralization with chalcopyrite veins hosted within quartz diorite porphyry and within a block of schist country rock. Finally, the hole passed out of the schist block and bottomed in mineralized porphyry breccia with the final 1.85 metres grading 0.82 g/t gold equivalent. Target 1 remains open along strike to the southeast for at least 350 metres, which is the limit of surface geochemistry at this point. Assay results for APC-54 are as follows:

●	51.15 metres @ 1.79 g/t gold equivalent from 358.10 metres downhole (consisting of 1.46 g/t gold, 13 g/t silver and 0.10% copper) including:

o	18.60 metres @ 2.00 g/t gold equivalent from 390.65 metres downhole in mineralized breccia.

●	93.20 metres @ 0.69 g/t gold equivalent from 490.05 metres downhole (consisting of 0.33 g/t gold, 10 g/t silver and 0.12% copper) including:

o	27.40 metres @ 1.12 g/t gold equivalent from 541.80 metres downhole in a mineralized contact zone.

The Company’s exploration team has undertaken reconnaissance mapping in the vicinity of APC-54 and has mapped a favorable unit sporadically over at least 350 metres of strike in a northwest to southeast direction. Earlier reconnaissance drill hole APC-32, which was drilled northwards from Pad 8 intercepted favorable porphyry mineralization at the end of the hole with the final 26.9 metres returning 0.7 g/t gold equivalent (consisting of 0.31 g/t gold, 14 g/t silver, 300 ppm copper and 200 ppm molybdenum) in quartz diorite (see press release dated March 7, 2023). The intercept in APC-32 is the current southwestern boundary limit for Target 1 as the Company has yet to explore past this location in this area. Further surface work is planned to test the target further along strike where it remains open for expansion.

A rig has been mobilized to Pad 3 with drilling expected to commence in August 2023.

Hole APC-57 was drilled due west from Pad 9 but did not intersect significant mineralization.

Apollo Drilling

APC-56 was drilled to the northeast from Pad 10 to a maximum downhole depth of 453.00 metres (403 metres vertical due to topography) and was designed to test the upper hanging wall portion of the system to the west of the Contact Zone.

Mineralization commenced from surface with the initial 30.25 metres intersected combined oxide and transition zone material before transitioning to mineralized porphyry until 116.30 metres depth and consisted of vein and disseminated sulphides and some carbonate base metal (“CBM”) vein mineralization (at 88.95 metres) hosted within quartz diorite porphyry. A second zone of porphyry mineralization with a downhole length of 88.80 metres commenced at 144.35 metres and consisted of quartz diorite porphyry rock with a sulphide composition of pyrite (up to 0.7%), pyrrhotite (up to 0.5%), and quartz plus molybdenite veinlets as well as some overprinting carbonate-base metal veins hosting 0.3% of sphalerite and 0.5% of galena. Angular mineralized breccia was encountered at 311.50 metres downhole with a sulphide matrix cement which included pyrite and pyrrhotite interfingering with mineralized quartz diorite porphyry. Occasional CBM veins and veinlets, with sphalerite and galena sulphides of up to 0.4% overprint the breccia and porphyry zones with assay results as follows:

●	116.30 metres @ 0.89 g/t gold equivalent from surface (consisting of 0.71 g/t gold, 11 g/t silver and 0.02% copper) including:

o	30.25 metres @ 1.23 g/t gold equivalent from surface in mineralized oxidation and transition zone;

o	11.50 metres @ 2.11 g/t gold equivalent from 88.95 metres downhole in mineralized quartz diorite porphyry with overprinting CBM vein material.

●	88.80 metres @ 0.52 g/t gold equivalent from 144.35 metres downhole (consisting of 0.41 g/t gold, 6 g/t silver and 0.02% copper) in mineralized quartz diorite porphyry; and

●	77.50 metres @ 0.62 g/t gold equivalent from 311.50 metres downhole (consisting of 0.52 g/t gold, 6 g/t silver and 0.01% copper) including:

o	18.90 metres @ 1.25 g/t gold equivalent from 365.45 metres downhole in mineralized quartz diorite with overprinting CBM veins.

APC-58 was drilled to the southwest from Pad 10 to a final downhole depth of 314.70 metres (284 metres vertical due to topography) and was designed to test for the presence of continuous shallow gold-silver-copper mineralization in a gap within the current block model.

The intercept commences from surface in the oxidation and transition zones within mineralized porphyry host rock for 51 metres downhole before transitioning to fresh rock until 270.75 metres. Mineralization encountered in this hole consisted of high-grade copper-silver-gold mineralization relating to a sulphide cement of chalcopyrite (0.5%), pyrite (up to 2%), pyrrhotite (up to 1%) and sphalerite traces. At 271 metres the hole entered a post mineral dyke with assay results as follows:

●	270.75 metres @ 2.11 g/t gold equivalent from surface (consisting of 1.08 g/t gold, 34 g/t silver and 0.35% copper) including the following high-grade intervals:

o	51.00 metres @ 2.16 g/t gold equivalent from surface in the oxide and transition zone;

o	54.00 metres @ 2.83 g/t gold equivalent from 117.80 metres downhole; and

o	14.20 metres @ 2.68 g/t gold equivalent from 220.70 metres downhole.

APC-59 was drilled steeply to the south from Pad 6 to a maximum downhole depth of 325.75 metres (289 metres vertical due to topography). The hole was designed to test for high-grade copper-silver-gold mineralization at the Contact Zone in the southeast portion of the Apollo system.

Beginning at surface, the hole cut 24.75 metres of high grade, oxide and transition zone mineralization before entering fresh rock until 163.25 metres downhole. The hole was drilled into the Contact Zone between the Apollo porphyry system and surrounding country rock and includes several high-grade zones from 46.20 metres to 72.60 metres and from 83.30 metres until 102.30 metres downhole. The second zone consists of 19.00 metres of very high-grade mineralized angular breccia hosting chalcopyrite, pyrite and pyrrhotite sulphide. Finally, at 146.60 metres downhole, the hole entered into porphyry with some schist country blocks with mineralization related to disseminations and veinlets of pyrite and pyrrhotite. The Contact Zone in APC-59 contained an abundance of CBM vein sulphide mineralization with measurements of sphalerite and galena up to 2% and 4% respectively with assay results as follows:

●	163.25 metres @ 2.66 g/t gold equivalent from surface (consisting of 1.76 g/t gold, 38 g/t silver and 0.23% copper) including:

o	24.75 metres @ 3.16 g/t gold equivalent from surface in the oxide plus transition zone;

o	26.40 metres @ 3.04 g/t gold equivalent from 46.20 metres downhole; and

o	19.00 metres @ 9.10 g/t gold equivalent from 83.30 metres downhole (Contact Zone).

Apollo Drill Program and Assay Update

The 2023 Phase II drilling program is advancing on schedule with 28 holes completed and results announced with an additional nine holes awaiting assay results from the lab. Since the announcement of the discovery hole at Apollo in June 2022, a total of 60 drill holes (approximately 26,520 metres) have been completed and assayed.

With four diamond drill rigs now operating at site, the Company is focused on:

1.	Expanding the Apollo porphyry system and the recently discovered high-grade Contact Zone

2.	Stepping out along the newly discovered high-grade Vein Zone situated above the Apollo porphyry system along a northwest to southeast corridor (where it does not come to surface)

3.	Testing the six newly generated targets surrounding the Apollo porphyry system

4.	Testing Plutus, a new large-scale porphyry target located approximately 500 metres east of Apollo.

The Apollo target area, as defined to date by surface mapping, rock sampling and copper and molybdenum soil geochemistry covers a 1,000 metres X 1,200 metres area and represents a large and unusually high-grade copper-silver-gold porphyry system. Mineralization styles include early-stage porphyry veins, inter-mineral breccia mineralization and multiple zones of porphyry related late stage, sheeted, carbonate-base metal veins with high gold and silver grades. The Apollo target area is still expanding as the Company’s geologists have found multiple additional outcrop areas with porphyry veining, breccia, and late stage, sheeted, carbonate base metal veins. (See press release dated April 18, 2023)

Table 1: Assay Results

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo %	AuEq g/t*
APC-54	358.10	409.25	51.15	1.46	13	0.10	0.003	1.79
incl	390.65	409.25	18.60	1.30	25	0.20	0.004	2.00
and	490.05	583.25	93.20	0.33	10	0.12	0.002	0.69
incl	541.80	569.20	27.40	0.53	18	0.21	0.002	1.12
and	627.90	629.75	1.85	0.10	24	0.22	0.003	0.82
APC-56	-	116.30	116.30	0.71	11	0.02	0.002	0.89
incl	-	30.25	30.25	1.03	14	0.01	-	1.23
and incl	88.95	100.45	11.50	1.80	21	0.02	0.003	2.11
and	144.35	233.15	88.80	0.41	6	0.02	0.001	0.52
and	311.50	389.00	77.50	0.52	6	0.01	0.001	0.62
incl	365.45	384.35	18.90	1.15	8	0.01	-	1.25
APC-57	No Significant Values
APC-58	-	270.75	270.75	1.08	34	0.35	0.002	2.11
incl	-	51.00	51.00	1.98	10	0.05	0.001	2.16
and incl	117.80	171.80	54.00	0.56	76	0.74	0.002	2.83
and incl	220.70	234.90	14.20	2.39	18	0.05	0.003	2.68
and incl	247.65	266.95	19.30	1.90	17	0.11	0.002	2.30
APC-59	-	163.25	163.25	1.76	38	0.23	0.003	2.66
incl	-	24.75	24.75	2.62	36	0.06	0.002	3.16
and incl	46.20	72.60	26.40	0.76	80	0.70	0.003	3.04
and incl	83.30	102.30	19.00	8.47	36	0.22	0.003	9.10

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag g/t x 0.016 x 0.88) + (Cu (%) x 1.79 x 0.90)+ (Mo (%)*11.62 x 0.85) utilizing metal prices of Cu – US$3.85/lb, Ag – $24/oz Mo - US$25/lb and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

Figure 1: Plan View Covering Drill Holes Announced in the Release Including the New Porphyry Discovery Within the Target 1 Zone

N
OPEN
Pad 1
Pad 5
APC-67
Target 2
APC-71: underway
Target 1 - New Exploration Discovery
51.15m @ 1.79 g/t AuEq from 358.10m
(1.46 g/t Au, 13 g/t Ag, 0.10% Cu)
93.20m @ 0.69 g/t AuEq from 490.05m
(0.33 g/t Au, 10 g/t Ag, 0.12% Cu)
Pad 2
APC-56
More than 50m of mineralization in APC-67. Awaiting assays
Pad 4
Pad 10
OPEN
Pad 9
APC-57
Pad 6
163.25m @ 2.66 g/t AuEq from 0m
(1.76 g/t Au, 38 g/t Ag, 0.23% Cu)
Incl. 19.00m @ 9.10 g/t AuEq from 83.30m
Contact Zone
APC-58
APC-59
Target 1
Pad 7
APC-54
270.75m @ 2.11 g/t AuEq from 0m
(1.08 g/t Au, 34 g/t Ag, 0.35% Cu)
Pad 3
OPEN
Apollo Porphyry System Dimensions (OPEN)
26.90m @ 0.70 g/t AuEq from 296.45m
(0.31 g/t Au, 14 g/t Ag, 0.03% Cu, 0.02% Mo)
(bottomed in mineralization)
APC-32
Strike 455m
Width 395m
Vertical 915m
APC-34
Pad 8
LEGEND
Apollo Porphyry System Outline
New Exploration Discovery?
Assay Result in this News Release
Completed Hole, Awaiting Assay Result
Previously Announced Assay Result
OPEN
0
200
Meters

Figure 2: Core Photo Highlights of APC-54

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo Target Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.